Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

May 15, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Mara L. Ransom

Re:	Albertsons Companies, Inc.
Registration Statement on Form S-4
Filed April 6, 2018
File No. 333-224169 (the “Registration Statement”)

Dear Ms. Ransom:

On behalf of Albertsons Companies, Inc. (the “Company”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated May 3, 2018, concerning the Registration Statement (the “Comment Letter”), and respond below. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

On behalf of the Company, we hereby file simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement (the “Amendment”) addressing, among other things, comments contained in the Comment Letter.

The Company’s responses to the Staff’s comments are as follows:

Risk Factors, page 48

1.	Please include a risk factor discussing the exclusive forum provision in the new ACI certificate of incorporation. In this regard, we note your disclosure on page 321.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has added the requested risk factor discussing the exclusive forum provision in the new Company certificate of incorporation. Please see page 60 of the Amendment.

Background of the Merger, page 95

2.	We note your disclosure on page 100 that the Rite Aid board of directors “determined that a transaction with WBA would provide the best value reasonably available at that time to Rite Aid stockholders.” Please briefly elaborate on the reasons underlying the board’s conclusion at that time.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 100 of the Amendment to elaborate on the reasons underlying the Rite Aid Corporation (“Rite Aid”) board’s conclusion.

3.	We note your disclosure regarding the amended asset sale agreement with WBA on page 103. Please provide additional disclosure about how the parties determined the revised purchase price for the divested stores.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 103 of the Amendment to provide additional disclosure about how Rite Aid and Walgreens Boots Alliance, Inc. determined the revised purchase price for the divested stores.

4.	Please provide additional disclosure about how the parties determined the merger consideration, including the base exchange ratio and additional stock election exchange ratio. In doing so, provide additional information about how the parties valued the ACI common stock that will be issued to Rite Aid shareholders in the transaction, in light of the absence of a market for ACI’s common stock.

The Company respectfully acknowledges the Staff’s comment. In that regard, the Company has revised the disclosure on page 114 of the Amendment to elaborate on how the parties determined the merger consideration, including the base exchange ratio and additional stock election exchange ratio. The revised disclosure states that it was not possible to determine the price at which the combined company would trade following consummation of the mergers, however it provides additional information about how the parties valued the Company common stock that will be issued to Rite Aid shareholders in the transaction, in light of the absence of a market for the Company’s common stock.

Financial Statements

5.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and acknowledges the requirements set forth in Rule 3-12 of Regulation S-X. In that regard, in the Amendment, the Company has updated its financial statements.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407 and, with respect to any questions or comments regarding Rite Aid, Marie Gibson at (212) 735-3207.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Lisa M. Kohl, the Securities and Exchange Commission
Jennifer López, the Securities and Exchange Commission
Robert A. Gordon, Albertsons Companies, Inc.
Robert B. Larson, Albertsons Companies, Inc.
Michael E. Gilligan, Schulte Roth & Zabel LLP
Antonio Diaz-Albertini, Schulte Roth & Zabel LLP
James J. Comitale, Rite Aid Corporation
Paul T. Schnell, Skadden, Arps, Slate, Meagher & Flom LLP
Marie L. Gibson, Skadden, Arps, Slate, Meagher & Flom LLP